SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

For the fiscal year ended December 30, 2000.

or

_______ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES                         EXCHANGE ACT OF 1934.

For the transition period from _________ to ________________.

Commission File number 33-62705
  Full title of the plan and the address of the plan, if different from that of the issuer named below:

  Dominion Subsidiary Savings Plan

  Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.
120 Tredegar Street
Richmond, VA 23219

DOMINION SUBSIDIARY SAVINGS PLAN
FINANCIAL STATEMENTS

TABLE OF CONTENTS

Pages
Independent Auditors' Report	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 30, 2000 and 1999	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2000	4
Notes to Financial Statements	5-12
Supplemental Schedules as of December 30, 2000
Schedule H, Item 4(j) - Schedule of Reportable Transactions	13
Schedule G, Part III - Schedule of Non Exempt Transactions	14

INDEPENDENT AUDITORS' REPORT

To the Organization, Compensation and Nominating Committee of the
Board of Directors of Dominion Resources, Inc.

We have audited the accompanying financial statements of the Dominion Subsidiary Savings Plan (the Plan) as of December 30, 2000 and December 31, 1999 and for the year ended December 30, 2000, listed in the Table of Contents on Page 1. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the plan as of December 30, 2000 and December 31, 1999, and the changes in net assets available for benefits for the year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the Table of Contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As discussed in Note 10 to the financial statements, the Plan was merged into a successor plan effective December 30, 2000.

Deloitte & Touche, LLP

Richmond, Virginia
June 25, 2001

DOMINION RESOURCES, INC. DOMINION SUBSIDIARY SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
	December 30, 2000	December 31 1999

ASSETS
Investments:	$ --	$ 12,304,910
Receivables:
Interest	--	9,712
Contributions:
Participants	--	109,929
Participating companies	--	37,251
Total receivables	--	156,892
Other:	--	--
Total assets	--	12,461,802
LIABILITIES
Payables for Investments Purchased		27,352
Net Assets Available for Benefits	$ --	$ 12,434,450

The accompanying notes are an integral part of the financial statements.

DOMINION RESOURCES, INC. DOMINION SUBSIDIARY SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 30, 2000
Additions:
Investment income:
Dividends	$ 327,531
Interest	22,790
Income from Master Trust	91,197
Net appreciation in fair value
of investments
Total investment income	2,360,613
Contributions:
Participants	2,994,516
Participating companies	928,187
Total additions	6,283,316
Deductions:
Benefits paid to participants	2,196,283
Administrative expense	46,328
Total deductions	2,242,611
Net increase in net assets before transfers	4,040,705
from the Plan to other plans	(16,475,155)
Net assets available for benefits:
Beginning of year	12,434,450
End of year	$ --

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.        DESCRIPTION OF PLAN

The following description of the Dominion Subsidiary Savings Plan ( the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. GENERAL

The Plan is a defined contribution plan covering all employees of the subsidiaries of Dominion Energy and Dominion Capital, Inc. who have adopted the Plan (the Participating Companies). Employees are eligible who have six months of service and are age 18 or older and are scheduled to work or actually work at least 1,000 hours a year as a regular full-time employee or part-time employee. Dominion Capital, Inc. (the "Company"), a wholly owned subsidiary of Dominion Resources (Dominion), is the designated Plan sponsor and fiduciary. Dominion is the plan administrator. Mellon Bank serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b. CONTRIBUTIONS

A maximum of 20% of the participant's eligible earnings and 10% of highly compensated employee's eligible earnings can be invested in the Plan. Of the 20%, up to 15% can be invested on a tax-deferred basis. The Company contributes a matching amount equivalent to 50% of each participant's contributions, not to exceed 3% of the participant's eligible earnings, which is used to purchase Dominion common stock. Contributions are subject to certain Internal Revenue Code limitations.

c. PARTICIPANT ACCOUNTS

Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Company's contributions, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. PLAN PARTICIPANTS

Any subsidiary of Dominion Capital, Inc. and Dominion Energy can adopt the Plan for the benefit of its qualified employees subject to the approval of the Board of Directors.

e. VESTING

Participants become vested in their own contributions and the earnings on these amounts immediately and in the Participating Companies' matching contributions and earnings after three years of service. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Participating Companies' contributions.

f. INVESTMENT OPTIONS

Employee Contributions: Upon enrollment in the Plan, a participant may direct employee contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and become effective as soon as administratively practicable. Participants can make unlimited transfers among existing fund balances. The Plan provides for employee contributions to be invested in the following:

(1) Common Stock:

Dominion Resources, Inc. (Dominion) Common Stock Fund - All investments are in Dominion Common Stock or cash equivalent investments for partial shares.

(2) Interest in Certus Stable Value Fund Master Trust:

Certus Stable Value Fund - The fund invests in investment contracts of insurance companies and commercial banks and U.S. Government or agency backed bonds.

(3) Mutual Funds:

Premier Managed Income Fund - The fund invests primarily in investment-grade corporate and U. S. Government obligations having maturities of 10 years or less.

Dreyfus Premier Balanced Fund - The fund invests in common stocks and bonds in proportions consistent with expected returns and risks as determined by the fund's managers. The fund's neutral allocation is 60% to common stocks and 40% to bonds.

MAS Mid Cap Value Portfolio - The fund invests in equity securities of medium sized companies that demonstrate valuation characteristics that are attractive to the fund's managers.

Warburg Pincus Emerging Growth Fund - The fund invests in equity securities of primarily domestic emerging growth companies.

Templeton Foreign Fund - The fund invests primarily in equity and debt securities of companies and governments outside the U.S.

(4) Common/Collective Trust:

Mellon EB Daily Liquidity Index Fund - The fund invests primarily in the 500 stocks of the S&P 500 Index.

Company Contributions: Participating Companies' matching contributions are automatically contributed into the Dominion Common Stock. However, participants who are under age 50 may transfer 50% of the value of the stock in the Company Match Account into another investment option, while participants who are age 50 and over may transfer 100% of the value of the Company Match Account.

g. PARTICIPANT LOANS

Participants are eligible to secure loans against their plan account and repay the amount over a one to five-year period. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

*      50% of the vested account balance or
*      $50,000 (reduced by the maximum outstanding loan balance during the prior twelve months).

Loan transactions are treated as a transfer between the respective investment funds to the loan fund. The loans are interest bearing at one percentage point above the prime rate of interest. The rate is determined every quarter, however, the rate is fixed at the inception of the loan for the life of the loan.

Participants make repayments to the Plan on a monthly basis. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h. PAYMENT OF BENEFITS

Distributions from the Plan are recorded on the valuation date when a participant's valid withdrawal request is processed by the recordkeeper. On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. There were no amounts payable to such participants at December 30, 2000 and December 31, 1999.

i.          FLEXIBLE DIVIDEND OPTION - Participants are given the choice of (1) receiving cash dividends
           paid on vested shares held in their Dominion Common Stock Fund or (2) reinvesting the dividends in the            fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BASIS OF ACCOUNTING - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

b. VALUATION OF INVESTMENTS:

(1) Dominion Common Stock Fund - the investments of the Stock Fund are stated at fair value based on closing sales prices reported on the New York Stock Exchange on the last business day of the year.

(2) Common/Collective Trusts - Investments in common/collective trust fund (funds) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the fund's net assets by its units outstanding at the valuation dates.

(3) Investments in Certus Stable Value Fund Master Trust - The fund invests primarily in guaranteed investment contracts, which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

(4) Mutual Funds - Investments in mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

c. INVESTMENT INCOME - Dividend income is recognized on the ex-dividend date.

d. EXPENSES - The Plan's expenses are accrued as incurred and paid by the Plan, as provided by the Plan document.

e. USE OF ESTIMATES - The preparation of financial statements in conformity with a accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

f. RECENTLY ISSUED ACCOUNTING STANDARD - FASB 133- The Plan adopted the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statements of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133, and No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and as interpreted by the FASB and the Derivatives Implementation Group through "Statement 133 Implementation Issues," as of October 1, 2000. Derivative instruments (if any) held by the Plan are presented at estimated fair value on the Statements of Net Assets.

 3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits:

2000	1999
Dominion Common Stock*	$ --	$1,818,632
Dominion Common Stock	--	1,268,677
Dreyfus Premier Balanced Fund	--	1,089,732
MAS Mid Cap Value	--	1,263,598
Warburg Pincus Emerging Growth	--	1,633,710
Templeton Foreign	--	646,073
Mellon EB Daily Liquidity Index	--	2,485,519
* Nonparticipant directed

During 2000, the Plan's investments (including gains and losses on investment bought and sold, as well as held during the year) appreciated in value by $ 1,919,095.

Investments at Fair Value: Common Stock	$ 2,437,545
Mutual Funds	(229,695)
Investments as Estimated Fair Value: Common/Collective Trust Funds	(288,755)
$ 1,919,095

4. NONPARTICIPANT-DIRECTED INVESTMENTS

The net assets relating to the nonparticipant-directed investments are comprised of Dominion Resources Common Stock and amounts to $ 0 as of December 30, 2000. Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	December 30, 2000	December 31, 1999
NET ASSETS
Investments	$ --	$1,830,258
Receivables:
Interest	--	54
Contributions:
Participating companies	--	12,942
Other	--	139
Total receivables	--	13,135
Other	--	(134)
Total assets	--	1,843,259
LIABILITIES
Payables for Investments Purchased	--	10,541

Net Assets Available for Benefits	--	$1,832,718

CHANGES IN NET ASSETS	For the Year Ended December 30, 2000
Investment income:
Dividends	$ 147,775
Interest	1,670
Net appreciation in fair value
of investments	209,467
Total investment income	358,912
Contributions:
Participating companies	928,187
Total additions	1,287,099
Benefits paid to participants	367,128

Administrative expense	4,611

Total Deductions	371,739

Net increase before transfers	915,360
Interfund transfers, net	(162,153)
Transfer of participants' assets
From the Plan to other plans	(2,585,925)

Net assets available for benefits:
Beginning of year	1,832,718

End of year	$ --

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested. (See Note 10 for additional information.)

6. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds or common collective funds managed by investment management companies directly or indirectly owned by Mellon Bank, NA. Mellon Bank, NA is the trustee as defined by the Plan and therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for these investment management services amounted to $557 for the year ended December 30, 2000.

7. PLAN INTEREST IN THE CERTUS STABLE VALUE FUND MASTER TRUST

The Plan's investments are in a Master Trust which was established for the investment of assets for the Plan and other company sponsored plans (the Virginia Power Hourly Employee Savings Plan and the Dominion Resources, Inc. Employee Savings Plan). The assets of the Master Trust are held by Mellon Bank. As of December 30, 2000 and December 31, 1999, the assets of the Master Trust were separately maintained by each company sponsored plan, with the exception of the Certus Stable Value Fund (Certus Fund). As of December 30, 2000 and December 31, 1999, the Plan's interest in the net assets of the Certus Fund was approximately 0% and 1%, respectively. Investment income and administrative expenses relating to the Certus Fund are allocated to the individual plans based upon average monthly balances invested by each Plan.

The following table presents the fair value of the undivided investments (and related investment income) in the Certus Stable Value Fund:

	December 30 2000	December 31 1999

Guaranteed Investment Contracts (contract value)	$ 88,700,680	$87,826,074
Short-term Investment Fund (estimated fair value)	14,673,692	2,975,590
Interest Receivable	31,359	--
Total	$103,405,731	$90,801,664

Investment income for the Certus Stable Value
Fund is as follows:	2000	1999
Interest	$6,159,222	$5,190,027
Less investment expenses	(223,193)	(194,858)
Total	$5,936,029	$4,995,169

The aggregate fair value of the investment contracts and short-term investments of the Fund at December 30, 2000 and December 31, 1999 was $104,896,096 and $89,271,133 respectively. The average yield of assets on December 30, 2000 and December 31, 1999 are estimated at 6.66% and 6.45%, respectively. Average duration of investment contracts within the Fund was 2.31 years at December 30, 2000 and 2.92 years at December 31, 1999. The crediting interest rates used to determine fair value for the contracts as of December 30, 2000 ranged from 6.00% to 6.31%.

 8. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the Internal Revenue Code and, as such, is exempt from Federal income taxes under Section 501(a). Pursuant to Section 402(a) of the Internal Revenue Code, a participant is not taxed on the income and pretax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on May 21, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and operating in compliance with the applicable requirements of the Internal Revenue Code.

9. MERGER OF CNG AND DOMINION

During 2000, the Plan was amended to allow the Trustee, Mellon Bank, to solicit elections from participants with respect to the Company stock allocated to their Plan accounts. This amendment was made in anticipation of the merger of Dominion Resources, Inc. with Consolidated Natural Gas. The merger agreement called for a two-step merger process. The first step, the First Merger, allowed shareholders of Dominion common stock to elect to exchange their sold shares for cash (at $43 per share), new Dominion shares or a combination of cash and shares. The second step, the Second Merger, allowed shareholders of CNG common stock to elect to exchange their old shares for cash or new Dominion shares (at a prescribed formula) or a combination of cash and shares.

As directed Trustee, Mellon Bank solicited elections from participants with respect to shares of stock allocated to their accounts. The merger was finalized on January 28, 2000 and results were posted to participants' accounts on February 14, 2000.

10. PLAN MERGER

On October 20, 2000, the Board of Directors put forth a resolution stating that the Plan would be merged with the Virginia Power Hourly Plan and the Dominion Resources, Inc. Employee Savings Plan.

On December 30, 2000, all assets were transferred to the Dominion Resources, Inc. Employee Savings Plan and the Virginia Power Hourly Employee Savings Plan. Those plans were subsequently renamed the Dominion Salaried Savings Plan and the Dominion Hourly Savings Plan, respectively.

DOMINION SUBSIDIARY SAVINGS PLAN
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 30, 2000
SCHEDULE H, ITEM 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
Single Transactions in Excess of Five Percent of Plan Assets

No reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets

Shares/ Par Value	Security Description	Transaction Expense	Cost of Purchases	Proceeds From Sales	Costs of Assets Disposed	Gain/ Loss
33,559.00	Dominion Res. Inc. Common Stock*	$ -	$1,579,571.70	$ -	$ -	$ -
14,023.00	Dominion Res. Inc. Common Stock*	$ -	$ -	$ 720,003.47	$ 579,600.37	$140,403.10

* A party-in-interest as defined by ERISA

DOMINION SUBSIDIARY SAVINGS PLAN
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 30, 2000
SCHEDULE G, PART III - SCHEDULE OF NON EXEMPT TRANSACTIONS
a) Identity of Party Involved	b) Relationship to Plan, Employer or Other Party In-Interest	c) Description of Transaction, Including Maturity Date, Interest Rate, Collateral Par or Maturity Value	d) Purchase Price	e) Selling Price	f) Lease Rental	g) Expenses Incurred in Connection with Transactions	h) Cost of Asset	i) Current Value of Asset	j) Net gain or (loss) on each transaction

Saxon Mortgage, Inc.	Plan Sponsor	Employee Contributions of $117,587.97 not remitted to the plan trustee on a timely basis.						$496.12

Saxon Mortgage, Inc.	Plan Sponsor	Employee Loan Repayments were withheld, but not applied correctly.						$8.69